Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Fiscal 2008 Year End Financial Results
TORONTO, ON, September 15, 2008 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2008.
Selected Highlights
During fiscal 2008 and up to the date of this press release, the Company achieved the following significant milestones:
ELND005 (AZD-103) — Alzheimer’s Disease:
•	On January 22, 2008, the Company received a US$5,000,000 milestone payment from Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103) on December 21, 2007;

•	On December 21, 2007, Elan and Transition Dose First Patient in Phase II Clinical Study of ELND005 (AZD-103) in Alzheimer’s Disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints and each patient’s participation is planned to last approximately 18 months;

•	On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with Elan;

•	On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer’s Disease Drug Candidate ELND005 (AZD-103). ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and cerebral spinal fluid (“CSF”) that were shown to be effective in animal models of Alzheimer’s disease.

TT‑223 — Diabetes:
•	On September 12, 2008, Transition announced that the first patient has been dosed in a Phase II clinical study of gastrin analogue, TT‑223, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT‑223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes are expected to be enrolled in the study and will receive a daily treatment of TT‑223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones).
•	On March 13, 2008, Eli Lilly and Company (“Lilly”) and Transition announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT‑223, which is currently in early Phase II testing. Under the terms of the agreement, Transition received a US$7 million upfront payment on April 17, 2008, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.;
•	On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for the Company’s diabetes program. Following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition sent notice to Novo Nordisk terminating the agreement between the companies, returning to Transition all rights held by Novo Nordisk, relating to E1‑I.N.T.TM
Drug Discovery Initiatives:
•	On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on the successful achievement of certain developmental and regulatory milestones. These acquired discovery projects and other internal projects will be the focus of a small group of research scientists which shall operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.
Corporate Developments:
•	On January 7, 2008 the Company’s common shares were approved for listing and commenced trading on the NASDAQ Global Market. Prior to this change, the Company’s common shares were listed on the NASDAQ Capital Market since August 20, 2007 under the symbol “TTHI”. The Company’s common shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics (“SCT”). Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009;

•	On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567;

•	On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ listing criteria regarding minimum bid price.
“Transition’s pursuit of life-changing therapies continued to gain momentum during fiscal 2008. Phase II clinical trials of ELND005 (AZD‑103) — a potential disease modifying compound for the treatment of Alzheimer’s disease — are underway, and we have formed a significant new strategic partnership with Lilly for the development and commercialization of our gastrin-based therapies for diabetes,” said Dr. Tony Cruz, Chairman and CEO of Transition. “Looking forward, we have promising product candidates, outstanding partners, and a strong cash position to achieve the next stage of growth for the Company.”
Pipeline Review
ELND005 (AZD‑103) for Alzheimer’s Disease
Transition’s lead Alzheimer’s disease compound ELND005 (AZD‑103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD‑103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD‑103).
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD‑103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD‑103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD‑103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies.

ELND005 (AZD‑103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD‑103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD‑103) in patents with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.
Patient enrolment of this study is on-going and its progress is on target.
TT‑223 for Diabetes
Pre-clinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP‑1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase IIa clinical trial data showed that a 4-week therapy with TT‑223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.
On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT‑223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.
Transition and Lilly are both funding the Phase II clinical trial with lead compound TT‑223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.
To support the Phase II clinical development program for TT‑223, Transition has performed two Phase I studies to expand the dose ranges for TT‑223. The first study, a single ascending dose study of TT‑223 in healthy volunteers and the second study, a multiple ascending dose study of TT‑223 have both been completed.

Transition and its collaboration partner Lilly have initiated a Phase II trial evaluating TT‑223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs). The companies are also in discussions regarding the timing and planning of another Phase II study with TT‑223 in combination with a GLP‑1 analogue in type 2 patients.
Sustaining Financial Strength
During the year ended June 30, 2008, the Company strengthened its cash position by completing another private placement, issuing 1,736,107 common shares resulting in net cash proceeds of $23,968,567. The Company’s cash and cash equivalents and short-term investments were $63,663,630 at June 30, 2008. The Company currently believes that it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.
Financial Review
For the fiscal year ended June 30, 2008, the Company recorded a net loss of $16,119,202 ($0.70 per common share) compared to a net loss of $16,961,790 ($0.87 per common share) for the fiscal year ended June 30, 2007.
In fiscal 2008, the Company recorded licensing fees of $1,596,722. In fiscal 2007, the Company recognized milestone revenue and licensing fees of $683,894. The increase of $912,828 or 133% is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized as licensing fee revenue during the period.
During fiscal 2008, under the terms of the licensing and collaboration agreements, the Company received the second half of the up-front payment in the amount of $7,284,000 (US$7.5 million), as well as the milestone payment of $5,015,500 (US$5 million) from Elan for the initiation of the Phase II clinical trial. In addition, the Company also received a $7,017,000 (US$7 million) upfront payment from Lilly. These payments are recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangements can be reasonably estimated.
Research and development expenses increased to $12,822,913 for the fiscal year ended June 30, 2008 from $9,839,170 for the fiscal year ended June 30, 2007. The increase, $2,983,743 or 30%, is primarily due to an increase in clinical development costs related to ELND005 (AZD-103), salaries and option expense. The increase was partially offset by decreases in direct clinical program expenses that related to the Company’s TT‑223 and the completed I.E.T. clinical trials and reduced drug discovery expenses.

General and administrative expenses increased to $5,820,864 for the fiscal year ended June 30, 2008 from $5,317,524 for the fiscal year ended June 30, 2007. The increase, $503,340 or 9%, primarily resulted from increased stock option expense, insurance, salaries, and investor relation costs, which were partially offset by a decrease in professional fees.
Amortization for the fiscal year ended June 30, 2008 decreased by $4,075,516 or 60% to $2,747,743 as compared to $6,823,259 for the fiscal year ended June 30, 2007. The decrease is primarily due to the Waratah technology being fully amortized during the third quarter of fiscal 2007. This decrease was partially offset by the full period impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.
Interest income, net for the fiscal year ended June 30, 2008, was $2,417,537 as compared to $1,226,099 for the fiscal year ended June 30, 2007. The increase in interest income, net of $1,191,438 primarily resulted from increased cash balances due to the July 2007 private placement and the upfront and milestone payments received from Elan and Lilly.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD‑103) for the treatment of Alzheimer’s disease and TT‑223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
As at June 30
(in Canadian dollars)

	June 30,	June 30,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	22,952,865	1,377,387
Held-to-maturity investments	40,710,765	33,414,383
SCT receivable	1,650,000	—
Due from Eli Lilly and Company	472,220	—
Receivables	278,784	317,979
Investment tax credits receivable	693,057	559,405
Prepaid expenses and deposits	974,426	519,937

Total current assets	67,732,117	36,189,091
Capital assets, net	958,689	1,174,028
Intangible assets	26,185,155	26,632,609

	94,875,961	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,576,190	2,866,655
Due to Elan Pharma International Limited	1,795,242	697,743
Current portion of deferred revenue	—	131,244

Total current liabilities	3,371,432	3,695,642
Deferred revenue	27,736,750	9,885,733
Leasehold inducement	80,024	91,456

Total liabilities	31,188,206	13,672,831

Commitments
Guarantees

Shareholders’ equity
Common shares	160,262,540	133,988,318
Contributed surplus	4,492,251	4,487,752
Stock options	3,093,735	1,538,396
Deficit	(104,160,771)	(89,691,569)

Total shareholders’ equity	63,687,755	50,322,897

	94,875,961	63,995,728

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Years ended June 30
(in Canadian dollars)

	2008	2007
	$	$

REVENUES
Milestone revenue	—	552,650
Licensing fees	1,596,722	131,244

	1,596,722	683,894

EXPENSES
Research and development	12,822,913	9,839,170
General and administrative	5,820,864	5,317,524
Amortization	2,747,743	6,823,259
Foreign exchange loss (gain)	(608,059)	6,875
Loss on disposal of capital assets and assets held for sale	—	14,377

	20,783,461	22,001,205

Loss before the following	(19,186,739)	(21,317,311)
Interest income, net	2,417,537	1,226,099
Gain on note receivable	650,000	400,000

Loss before income taxes	(16,119,202)	(19,691,212)
Future income taxes recovery	—	2,729,422

Net loss and comprehensive loss for the year	(16,119,202)	(16,961,790)

Basic and diluted net loss per common share	$(0.70)	$(0.87)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2008 and 2007
(in Canadian Dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss and comprehensive loss for the year	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	1,650,000
Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc.	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or forfeited	45,736	414,679	4,499	(166,534)	—	252,644
Stock-based compensation expense	—	—	—	1,721,873	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30
(in Canadian dollars)

	2008	2007
	$	$

OPERATING ACTIVITIES
Net loss for the year	(16,119,202)	(16,961,790)

Add (deduct) items not involving cash:
Amortization of:
capital assets	240,787	317,780
intangible assets	2,689,296	6,748,787
leasehold inducement	(11,432)	(11,432)
Write-off of research inventory acquired from NeuroMedix Inc.	—	387,667
Recovery of future income taxes	—	(2,729,422)
Stock-based compensation expense	1,721,873	1,002,480
Gain on note receivable	(650,000)	(400,000)
Loss on disposal of capital assets and assets held for sale	—	45,073
Unrealized foreign exchange loss (gain)	(279,282)	8,583
Accrued interest on held-to-maturity investments	(696,467)	(423,628)
Net change in operating assets and liabilities	16,505,641	6,792,452

Cash provided by (used in) operating activities	3,401,214	(5,223,450)

INVESTING ACTIVITIES
Maturity of short-term investments	337,988,232	108,694,797
Purchase of short-term investments	(344,308,865)	(130,361,807)
Proceeds from disposal of short-term investments	—	30,738
Proceeds from assets held for sale	—	265,401
Purchase of capital assets	(25,448)	(49,526)
Purchase of intangible assets	(350,866)	(345,425)
Proceeds on disposal of capital assets	—	60,754
Cash received on note receivable	650,000	400,000
Cash received on acquisition of NeuroMedix Inc.	—	109,730
NeuroMedix Inc. acquisition costs	—	(322,842)

Cash used in investing activities	(6,046,947)	(21,518,180)

FINANCING ACTIVITIES
Repayment of long term debt	—	(300,707)
Proceeds from issuance of common shares, net	24,221,211	24,345,142

Cash provided by financing activities	24,221,211	24,044,435

Net increase (decrease) in cash and cash equivalents during the year	21,575,478	(2,697,195)

Cash and cash equivalents, beginning of year	1,377,387	4,074,582

Cash and cash equivalents, end of year	22,952,865	1,377,387

Notice to Readers:  Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information: on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com